                           MUNGER, TOLLES & OLSON LLP
                       355 South Grand Avenue, 35th Floor
                          Los Angeles, California 90071


                                 October 8, 2004


Ms. Tamara Brightwell
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 05-10
Washington, D.C. 20549-0510

        Re:    KB HOME
               Registration Statement on Form S-4
               Filed on September 23, 2004
               File No. 333-119228

Dear Ms. Brightwell:

On behalf of KB Home (the "Company"), this letter responds to the comments of the staff of the Securities and Exchange Commission contained in your letter dated October 1, 2004 regarding the registration statement listed above.

We appreciate your comments and the speed with which you provided them. Set forth below are the staff's comments, followed by our responses.

Exhibit 5.1

1. Please delete the assumption on page 2 regarding the authority of the persons signing on behalf of the parties to the documents. While you may assume that the signature is genuine, you may not assume the authority of the persons who sign the documents on behalf of the company. In addition, you may not assume the due authorization, execution, and delivery of all documents by the parties involved. We will not object if you limit your assumption of these matters to documents signed by parties other than KB Home and the Guarantors.

In response to the staff's comment, we have revised the second sentence in the second full paragraph on page 2 of the legal opinion to clarify that we have assumed the authority of persons "other than persons signing on behalf of the Company or the Guarantors." We have also revised the third sentence of that paragraph to clarify that we have assumed the due authorization, execution and delivery of all documents by the parties thereto "other than by the Company and the Guarantors."

We have enclosed with this letter a revised copy of our legal opinion, redlined to show these changes and the other changes we have made in response to the comments below.

2. Please delete the reference to the Guarantors in section (d) of the sixth full paragraph on page 2. In addition, delete the last sentence in this paragraph.

In response to the staff's comment, we have made the requested deletions.

3. The opinion that the Guarantees are the enforceable obligations of the Guarantors includes a finding that the Guarantees have been duly authorized, etc. These are matters governed by the states of organization of the Guarantors; however counsel's opinion contains a limitation on jurisdiction that excludes the laws of Colorado, Texas, Nevada and Arizona. You must provide an opinion that does not exclude the laws of these jurisdictions. In the alternative, counsel my expressly rely upon opinions issued by separate local counsels regarding the guarantors, which opinions have been filed as exhibits to the registration statement. In either case, the assumptions that we refer to in the comments above must be removed from this opinion.

In response to the staff's comment, we have deleted the penultimate paragraph of the legal opinion. As a result, the legal opinion no longer excludes the laws of any jurisdiction.

4. You tax opinion should opine on the tax consequences of the exchange offer rather than merely stating that the information in the registration statement is "accurate." Please revise. In addition, the opinion should identify each tax consequence being opined upon, your opinion as to each consequence, and the basis for your opinion. Alternatively, counsel may confirm that the discussion of tax matters in the prospectus constitutes its opinion, in which case the tax discussion should also be revised to clarify that it constitutes counsel's opinion.

In response to the staff's comment, we have revised the tax portion of the legal opinion to read in its entirety as follows:

        We hereby confirm, based on the assumptions and subject to the qualifications and limitations set forth therein, that the statements in the section of the Registration Statement captioned "Material United States Federal Income Tax Consequences," to the extent that such statements include statements of law, reflect our opinion of the material federal income tax consequences discussed therein. No opinion is expressed on matters other than those specifically referred to herein.

We have also revised the tax discussion in the prospectus under "Material United States Federal Income Tax Consequences" so that it contains the following language:

        Based on the assumptions and subject to the qualifications and limitations set forth herein, the following discussion, to the extent it includes statements of law, reflects the opinion of Munger, Tolles & Olson LLP, counsel to the Company and the Guarantors, of the material federal income tax consequences discussed herein. No opinion is expressed on matters other than those specifically referred to herein.

5.      You must opine on the laws of the state governing the indenture (New
        York). It is inappropriate to assume that California law governs the Indenture, Guarantees and notes. Please delete the statements on page 3 regarding the choice of law rules and the assumption that the laws of California govern the indenture. Alternatively, file a new binding obligation opinion that is given by New York counsel.

In response to the staff's comment, we have deleted the penultimate paragraph of the legal opinion. As a result, the legal opinion no longer makes any assumptions regarding the governing law of the instruments.

Item 22.  Undertakings

6.      Please include the undertakings required by Item 512(a) of Regulation
        S-K.

In response to the staff's comment, we have included the requested undertaking in Part II of the registration statement.

                                      * * *

On behalf of the Company we sincerely hope that this letter appropriately responds to each of the staff's comments. If you have questions or any further comments, please do not hesitate to contact me at 213-683-9525 or Amanda Schreiber at 213-683-9184.

                                                   Sincerely,

                                                   /s/  MICHAEL J. O'SULLIVAN

                                                   Michael J. O'Sullivan

Enclosure

cc:     Pamela Long, Assistant Director
        (Securities and Exchange Commission)

        Kimberly N. King
        (KB HOME)

        Amanda L. Schreiber